UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL SIGNS US$ 210 MLN LOAN TO FINANCE CONSTRUCTION OF SECOND LINE AT
SIBIRGINSKAYA MINE AT SOUTHERN KUZBASS COAL COMPANY
Moscow, Russia – February 7, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces it has signed a loan agreement to finance construction of the second line at the Sibirginskaya mine (owned by
Mechel Mining OAO’s subsidiary Southern Kuzbass Coal Company OAO).
According to the terms of the agreement, Transcreditbank OAO grants Southern
Kuzbass Coal Company OAO a loan of 6.189 billion rubles (approximately 210.4 million dollars *). The funds must be disbursed by December 31, 2012, and will be repaid in equal  monthly installments, beginning in February 2014 and through
December 2015.
The loan will finance equipment acquisition, construction of the surface complex’s buildings and excavation for the Sibirginskaya mine’s second line, which will bring the enterprise’s capacity up to 2.4 million tonnes of coal per year.
The increase of production volumes at the Sibirginskaya mine will be achieved gradually, with the second line scheduled to be launched in October 2014.
Sibirginskaya’s first line is operating with a design load of 1.2 million tonnes a year, with the plant’s ultimate reserves set at over 90 million tonnes.
Stanislav Ploshchenko, Mechel’s Chief Financial Officer, commented, “We signed a loan agreement to finance a major project in our coal division scant days after the announcement of our successful 2010 operational results, which showed that we managed to overcome the crisis and exceed our pre-crisis production levels.
This deal testifies to the legitimate confidence banks have in Mechel. When the
Sibirginskaya mine’s second line is launched, it will double the production capacity of the plant producing valuable coking coal grades, which makes this project particularly important.”
* According to the Russian Central Bank exchange rate of 29.4136 RUR/$ as of
February 7, 2011.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 07, 2011	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO